UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TWC Holding LLC
Full Name of Registrant

Former Name if Applicable

4701 Creek Road, Suite 200
Address of Principal Executive Office (Street and Number)

Cincinatti, Ohio 42542
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate) ☒

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth;

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Form 10-K for the fiscal year ended December 31, 2006 ("fiscal 2006") due to additional time required by the Company to adequately prepare its financial statements and related disclosure.  Management has been and is addressing several issues, including the related disclosures, that have arisen including (i) discontinuing support for our Eversafe brand, impairment of inventory and fixed assets, (ii) the impact and complications arising out of our closure of the McAllen, Texas facility as it relates to our segment reporting and goodwill analysis (iii) changes in management and staffing, including the appointment of a new Chief Executive Officer and removal of the Chief Financial Officer since December 31, 2006, (iv) assessment of compliance with debt covenants including cross default considerations, and related current versus non-current classification, and (v) evaluation of our disclosure controls and procedures.  The Company expects to file the Form 10-K within 15 calendar days following the prescribed due date.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Larry L. Rose	(513)	794-9800
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that it will report significant changes in its results of operations for the fiscal 2006 compared to the prior fiscal year.  Based on the information available to us at this time, the unaudited financial results for fiscal 2006 include the following:

•         Net sales of approximately $232.3 million as compared to $257.9 million for the fiscal year ended December 31, 2005.

•         Net loss of approximately $116.5 million as compared to a net income of $6.6 million for the year ended December 31, 2005.

•         Impairment charges against inventory, fixed assets and goodwill in the approximate amount of $86.6 million.

•         Increased operational cost impact upon gross profit and operating profit due to permanent changes in the cost structure of the business.

•         Certain period cost deemed to be non-recurring period cost in support of our Eversafe brand, our McAllen, Texas consolidation and ERP implementation.

During fiscal 2006, the Company incurred significant operational losses of approximately $18.1 million before charges related to goodwill impairment of $77.6 million and had outstanding borrowings against its line of credit of $15.0 million dollars at December 31, 2006.  For fiscal 2006, the Company had negative cash flows from operations in the approximate amount of $14.5 million.  The Company expects the report of its independent registered public accounting firm will contain a statement expressing substantial doubt regarding the Company's ability to continue as a going concern due to its current liquidity position and remaining availability under its existing line of credit. The Company's plans in regard to these matters will be contained in the notes to the financial statements contained in the form 10-K, including recent restructuring, efforts to increase revenue, reduce expenses and generate and preserve cash in the near future.

As our current management has been in place only since January 26, 2007, management requires additional time in determining whether disclosure controls and procedures as of December 31, 2006 are effective.  If upon the completion of this review, management determines that one or more material weaknesses exists, it will preclude a conclusion by management that the Company's disclosure controls and procedures were effective as of December 31, 2006.

TWC Holding LLC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 2, 2007	By	/s/ Larry L. Rose
Name: Larry L. Rose
Title: Chief Executive Officer and President

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).